Zeo ScientifiX, Inc.

3321 College Avenue, Suite 246

Davie, Florida 33314

VIA EDGAR

March 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3629

Ladies and Gentlemen:

Re:	Zeo ScientifiX, Inc.
Registration Statement on Form S-1
File No. 333-286105

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-286105) filed by Zeo ScientifiX, Inc. on March 26, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact our counsel, Dale S. Bergman of Lewis Brisbois Bisgaard & Smith LLP, at 954.302.4162.

Very Truly Yours,

ZEO SCIENTIFIX, INC.

By:	/s/ Ian T. Bothwell
Ian T. Bothwell
Interim Chief Executive Officer and
Chief Financial Officer